November 20, 2015

VIA EDGAR AND U.S. MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Martin James, Senior Assistant Chief Accountant, Office of Electronics and Machinery

Re: SunPower Corporation
Form 10-K for the Fiscal Year Ended December 28, 2014
Filed February 24, 2015
Form 10-Q for the Quarterly Period Ended June 28, 2015
Filed July 29, 2015
File No. 001-34166

Dear Mr. James:

This letter responds to the comments (the “Comment Letter”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated October 23, 2015 to SunPower Corporation (the “Company”) regarding the above-referenced Form 10-K for the fiscal year ended December 28, 2014 and the above-referenced Form 10-Q for the fiscal quarter ended June 28, 2015. Ryan Fletcher, Director and Controller, Financial Reporting, Technical Accounting and Stock Plan Services, and David Zelkind, Senior Corporate Counsel, spoke with David Burton, Staff Accountant, on October 27, 2015 to communicate our request for additional time to respond to the Comment Letter, and Mr. Burton advised that the Company should provide its response no later than November 20, 2015.

The Staff’s comments are copied below in bold typeface in the same order as set forth in the Comment Letter, with each comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 28, 2014

Item 8. Financial Statements and Supplementary Data,

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 87

1.
Please provide us with a specific and comprehensive discussion of the differences in the underlying nature of arrangements for your system sales for which revenue is recognized under ASC 605 and those arrangements for which revenue is recognized under ASC 360. Please help us better understand how land or land rights are included or excluded from these arrangements. In addition, please quantify the amount of revenue recognized for each type of arrangement.

The Company advises the Staff that there are two principal differences between the underlying nature of the arrangements for which revenue is recognized under ASC 605 and those arrangements for which revenue is recognized under ASC 360. First, system sales arrangements may be distinguished by the extent to which the Company has participated in the development of the system – or the project – being sold, including the Company’s participation in the various phases of the solar project development value chain. Second, system sales arrangements may be distinguished by the legal form of the sale transaction.

In arrangements where the Company is engaged by a customer to design and build a commercial or utility scale solar system, the Company enters into an engineering, procurement and construction (“EPC”) contract with the customer that provides for the construction of the solar system, and the underlying land on which the system is built is controlled by the customer. As such, revenue for these contracts is recognized under ASC 605-35, typically using the percentage-of-completion method.

In other instances, the Company acts as the project developer and, as such, participates in earlier stages of the solar project development value chain. In these arrangements, the Company acquires land positions on which to build solar systems. The Company acquires these land positions either via outright purchase of the land or via a long-term lease under which the landowner leases the land to an entity that is owned and consolidated by the Company, and created for purposes of holding the project assets. The project entity that holds the solar project assets may execute a power purchase agreement (“PPA”) between the project entity and a third-party electricity offtaker, such as a utility. The project entity then executes an EPC contract with the Company for construction of the solar power system. The Company then either holds the project entity or sells it to a third-party owner. Such sales typically occur after project construction is complete or immediately before construction starts pursuant to the EPC contract and the arrangements also include contracts relating to the transfer of the project entity, including the entity’s land rights and any applicable PPA, to the eventual owner. Because the Company controls the land position on which the solar power system is developed and because the developed solar power system is considered to be integral equipment, revenue arising from these system sales arrangements where the Company acquires land positions is recognized under ASC 360-20. Any such revenue is recognized using one of the methods available under ASC 360-20, as further discussed in the response to the Staff’s fourth question below, including, but not limited, to the full accrual method, the installment method, the percentage-of-completion method and the financing method.

During the fiscal year ended December 28, 2014, the Company recognized $432 million of revenue for system sales arrangements under ASC 605-35 and $1,465 million of revenue for system sales arrangements under ASC 360-20.

2.	We note your disclosure that many construction projects include post-installation monitoring and maintenance. Please address the following:

•
Provide us with the general terms and conditions of this post-installation monitoring and maintenance. In this regard, please tell us how long the services are provided and whether this period generally coincides with the life of the system.

•	Tell us if there are instances where the system is sold without the post-installation monitoring and maintenance. If so, please provide us with the approximate percentage of sales.

•	Tell us if you provide monitoring and maintenance to third-party systems. If so, provide us with the general terms and conditions of such arrangements.

The Company advises the Staff that the Company offers its customers various levels of post-installation monitoring and maintenance services. The general terms and conditions of post-installation monitoring and maintenance services may provide for customer technical support, remote monitoring of the system production and performance, including providing performance reports, solar module cleaning, preventative, corrective and major maintenance, and rapid-response outage restoration. The underlying services contracts have stated contract lengths that are shorter than the expected life of the system and generally provide customers with the option to renew or to terminate for convenience. Accordingly, the duration of the post-installation monitoring and maintenance service period is within the customer’s control.

The Company also sells systems without post-installation monitoring and maintenance services. During the fiscal year ended December 28, 2014, 4% of the $1,897 million of revenue discussed in the response to the Staff’s first question above related to sales which did not include post-installation monitoring and maintenance.

The Company provides post-installation monitoring and maintenance services for third-party systems to a limited number of customers. The terms and conditions of these arrangements are similar to those provided to customers in connection with the Company’s sales of its own solar systems.

3.	Please address the following items related to your system output performance warranties:

•
The disclosure notes you will warranty certain levels of output for 25 years. Please specify the level of output. To the extent the output varies by system please provide ranges and tell us what factors into this determination.

•	Tell us what remedies are available to you for any performance issues.

•
Please provide us with a more specific and comprehensive discussion of your consideration of this warranty under ASC 605. In this regard, tell us how you determined that your fee was considered fixed and determinable and what consideration you have given to whether the warranty represented a separate deliverable in the arrangement. Please tell us whether a performance warranty is ever provided when you are not providing post-installation monitoring and maintenance. If so, tell us how you account for these warranties.

•	Please clarify if the performance warranty is limited to systems or if any performance warranty is provided for components (in addition to the workmanship warranties discussed in the response).

•	Please clarify whether the same performance warranty is offered regardless of whether the system is sold or leased.

•
Please clarify if the performance warranty and/or post-installation monitoring and maintenance are provided for development projects that include the sale or lease of real estate. If so, tell us how you considered each of the conditions in ASC 360-20-40-37.

The Company advises the Staff that the Company provides a 25-year standard solar panel product warranty for defects in materials and workmanship. The solar panel product warranty also warrants that the panel will provide 95% of the panel’s minimum peak power rating for the first five years, declining due to expected degradation by no more than 0.4% per year for the following 20 years, such that the power output at the end of year 25 will be at least 87% of the panel’s minimum peak power rating. The warranty provides that the Company will repair or replace any defective solar panels during the warranty period.

The Company provides a separate system output performance warranty to customers that have subscribed to the Company’s post-installation monitoring and maintenance services, and the system output performance warranty terminates upon termination of the post-installation monitoring and maintenance services related to the system. The Company calculates its expectation of system output performance based on the particular system’s design specifications, including the type of panels used, the type of inverters used, site irradiation measures derived from historical weather data, the Company’s historical experience as a manufacturer, EPC services provider, and project developer as well as other unique design considerations such as system shading. The warrantied system output performance level varies by system from 85% to 97%, depending on the characteristics of the system and the negotiated agreement with the customer, and the level declines over time to account for the expected degradation of the system. Actual system output is typically measured annually for purposes of determining whether warrantied performance levels have been met. The warranty excludes system output shortfalls attributable to force majeure events, customer curtailment, irregular weather, and other similar factors. In the event that the system output falls below the warrantied performance level during the applicable warranty period, and provided that the shortfall is not caused by a factor that is excluded from the performance warranty, the warranty provides that the Company will pay the customer an amount based on the value of the shortfall of energy produced relative to the applicable warrantied performance level. The Company considers the provision of a system output performance warranty a common industry practice, and believes that its warranty does not differ significantly from that of others in the industry with similar warranties.

The Company’s primary remedy for the system output performance warranty is its ongoing monitoring and maintenance services which enable the Company to quickly identify and resolve potential performance issues. The Company also has remedies in the form of its standard product warranties and third-party original equipment manufacturer (“OEM”) warranties that cover certain components, such as inverters, to prevent potential losses under its system output performance warranties or to minimize further losses. As a result of these remedies and the level of performance the Company has warranted to the customer, which, as discussed above, have been established within ranges that make it unlikely the performance specifications will not be achieved, the Company does not expect to incur, and has not incurred, significant losses under its system output performance warranties.

The existence of the system output performance warranty does not result in any additional services or efforts by the Company that extend beyond its obligations associated with the contracted post-installation monitoring and maintenance services or standard product warranties. The performance warranty provision merely quantifies the customer’s financial remedy in the event of system underperformance and it mitigates the potential for future settlement agreement negotiations between the parties in the event the system does not meet the minimum stated specification.

For contracts accounted under ASC 605, the Company considered whether the system output performance warranty should be evaluated as contingent revenue when evaluating whether total fees from the contracts are fixed and determinable. Specifically, the Company noted that potential underperformance of the delivered systems is primarily a result of a defect of the panels or other system components, remediated via the accompanying product warranties. As such, the Company concluded that the performance warranty does not qualify as a separate deliverable under ASC 605-25. In evaluating the appropriate accounting model for system output performance warranties, the Company considered the scope exception provided in ASC 460-10-25-1(b) for product warranties and other guarantee contracts for which the underlying is related to the functional performance of nonfinancial assets that are owned by the guaranteed party. In the case of system output performance warranties, because the underlying system performance is related to whether and how well a nonfinancial asset operates (i.e., not to changes in its value or price), we concluded such system performance warranties are excluded from the scope of ASC 460, similar to the example provided in ASC 460-10-55-28. The Company accounts for such system output performance warranty provisions similar to a standard product warranty under ASC 450 and therefore considers its fees from the related post-installation services contracts as fixed and determinable.

The Company does not provide a system output performance warranty for component sales. The Company only provides its standard solar panel warranty discussed in a preceding paragraph for component sales.

For leased systems, the Company provides a system output performance warranty with similar terms and conditions as that for non-leased systems.

The Company provides post-installation monitoring and maintenance and output performance warranties with similar terms and conditions for its development projects that include the sale or lease of real estate. When the Company provides post-installation monitoring and maintenance services to customers of projects that include the sale or lease of real estate, the Company determined that it has transferred substantially all the risks and rewards of ownership to the buyer since the terms and conditions of the post-installation monitoring and maintenance services are commensurate with market rates and control over the right to terminate the post-installation monitoring and maintenance contract rests with the customer since the customer has the right to terminate for convenience. Therefore, the Company has determined that it has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale of real estate and the post-installation monitoring and maintenance services do not represent a substantial continuing involvement with the property. Additionally, the fair value of the post-installation monitoring and maintenance services is recognized as revenue over the period of service as delivered.

Similarly, when the Company provides system output performance warranties to customers of projects that include the sale or lease of real estate, the Company has determined it does not have substantial continuing involvement since the terms and conditions for the output performance warranties do not result in any additional services or efforts by the Company and thus do not result in the retention of substantial risks or rewards of ownership or result in a seller guarantee as described in ASC 360-20-40-41. The Company accounts for such system output performance warranty provisions similar to a product warranty under ASC 450.

4.
For your arrangements that are accounted for under ASC 360, please provide us with a specific and comprehensive discussion of your consideration of each of the conditions in ASC 360-20-40-37. In addition, in circumstances where you have determined you have significant continuing involvement, please tell us what factors led to such conclusion.

ASC 360-20-40-37 through 40-64 include conditions that result in the retention of substantial risks or rewards by the seller and therefore continuing involvement with the real estate asset. The Company advises the Staff that the Company has evaluated the conditions for continuing involvement as described in ASC 360-20-40-37 through 40-64 and concluded that the following forms of continuing involvement may exist in some our arrangements:

•
In arrangements in which the Company has sold the project prior to the completion of construction and is contracted by the buyer to complete such construction, the Company has continuing involvement through the end of the construction period. In these arrangements, as the recovery of the cost of the project is reasonably assured, the Company recognizes revenue and profit under either the installment method or the percentage-of-completion method, depending upon whether the initial and continuing investment tests have been met.

•	In arrangements in which the Company has entered into a sale-leaseback transaction accounted for under ASC 360, the

Company has continuing involvement in the form of a repurchase option which expires at the end of the sale-leaseback period. In these arrangements, the Company recognizes the transaction under the financing method and recognizes revenue and profit associated with the sale of the electricity based on the operation of the solar system.

•
In certain limited arrangements, the Company has continuing involvement in the form of various indemnities which qualify as partial cash flow guarantees. In these arrangements, the Company defers recognition of revenue equal to the maximum exposure to loss, as well as associated profit, until the provisions have expired.

5.
We note your disclosure on page 87 that “in certain limited cases, the Company could be required to buy back a customer’s system at fair value on specified future dates if certain minimum performance thresholds are not met for periods of up to two years. To date, no such repurchase obligations have been required.” Please tell us if arrangements that are within the scope of ASC 360-20 contain such contractual provisions. If so, tell us how you evaluated such provisions relative to ASC 360-20-40-38.

The Company advises the Staff that during the fiscal year ended December 28, 2014, the Company did not have any arrangements within the scope of ASC 360-20 containing such contractual provisions. Instead, the limited number of such arrangements are within the scope of ASC 605.

6.
We note your response to comment 1 regarding your workmanship warranties. With respect to arrangements that are accounted for under ASC 360-20, please tell us how you have considered the guidance in ASC 360-20-40-37 that does not necessarily contemplate probabilities relating to incurring future losses with respect to the real estate sold.

The Company advises the Staff that with respect to arrangements that are accounted for under ASC 360-20, the Company considered the guidance in ASC 360-20-40-37 when accounting for its workmanship warranties. Similar to the discussion in the response to the Staff’s third question above, the Company determined that workmanship warranties are common industry practice which do not preclude the Company from transferring substantially all of the risks and rewards of ownership to the buyer, and accordingly such warranties are accounted for similar to a product warranty under ASC 450.

Form 10-Q for the Quarterly Period Ended June 28, 2015

Exhibit 32.1

7.
We note that your certification refers to the Form 10-Q for the period ended March 29, 2015. Please file an amendment to your Form 10-Q for the period ended June 28, 2015 that includes the entire filing, including Exhibit 31 certifications, together with a corrected Exhibit 32 certification that refers to the proper periods.

The Company advises the Staff that, as requested, the Company filed an amendment to its Form 10-Q for the fiscal quarter ended June 28, 2015 on October 29, 2015 which included the entire filing, including Exhibit 31 certifications, together with a corrected Exhibit 32 certification that referred to the proper periods.

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of its disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to your request and we thank you for your attention to this matter. Should you have any questions concerning the foregoing, please address them to the undersigned at (408) 457-2333.

Regards,

/S/ CHARLES D. BOYNTON
Charles D. Boynton
Executive Vice President and Chief Financial Officer

cc:    Lisa Bodensteiner, Executive Vice President, General Counsel and Corporate Secretary, SunPower Corporation
Jeff Lang, Partner, Ernst & Young LLP